EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth calculation of Intcomex, Inc.’s ratio of earnings to fixed charges for the periods presented:

(Dollars in thousands, except ratio data)	2008	2007	2006	2005	2004
Earnings
+ Pretax (loss) income	$(33,723)	$13,428	$17,957	$14,818	$22,900
+ Interest expense	15,786	16,042	14,928	13,776	3,267
+ Amortization of loan costs	1,645	1,721	1,305	3,029	162
+ Distributed income of equity investees	—	—	—	—	—
+ % share of equity investees guarantees	—	—	—	—	—
- Interest capitalized	—	—	—	—	—
- Preferred security dividends	—	—	—	—	—
- Minority interest income	—	—	—	—	—

Total (loss) earnings	$(16,292)	$31,191	$34,190	$31,623	$26,329

Fixed Charges
+ Interest expense	$15,786	$16,042	$14,928	$13,776	$3,267
+ Amortization of deferred financing costs	1,406	1,481	1,095	2,956	162
+ Accretion of debt discount	239	240	210	73	—
+ Estimate of interest in rental expense	415	480	356	247	107

Total fixed charges	$17,846	$18,243	$16,589	$17,052	$3,536

Ratio of earnings to fixed changes	$(16,292)	1.7x	2.1x	1.9x	7.4x